Exhibit 99.1

news release

Encana’s strong first-quarter 2014 results demonstrate swift progress of company strategy

Calgary, Alberta (May 13, 2014) TSX, NYSE: ECA

Encana reported a successful first quarter of 2014 highlighted by solid operational performance and strong financial results, demonstrating that the company is hitting its stride with the execution of its new strategy. During the quarter, Encana generated cash flow of approximately $1.1 billion or $1.48 per share, an 87 percent increase on a per share basis compared to the first quarter of 2013; net earnings of $116 million or $0.16 per share compared to a loss of $431 million for the same period last year; and operating earnings of $515 million or $0.70 per share, a 192 percent year-over-year increase on a per share basis.

“Our strong first-quarter financial and operational results demonstrate that we are making very good progress executing on our strategy and our teams are delivering on virtually all of the targets that we have set to date,” says Doug Suttles, Encana President & CEO. “Through our focused capital investment, we continue to build momentum in our core growth areas and we’re accelerating the transition to a more balanced portfolio through the recent transactions that we’ve announced.”

Encana’s increased capital focus was evident as approximately 80 percent of first-quarter capital spending was deployed to the five core growth plays prioritized by the company in last November’s strategy launch. Strong first-quarter operational performance was highlighted by liquids volumes of 67.9 thousand barrels per day (Mbbls/d), a 56 percent year-over-year increase. Natural gas production for the quarter was 2.8 billion cubic feet per day (Bcf/d), down 2 percent year-over-year.

The company also realized total cost savings of approximately $40 million in the first three months of 2014 due to organizational realignment and operating efficiencies achieved in both core and base production assets. Encana ended the quarter with approximately $2.2 billion in cash and cash equivalents on its balance sheet. The strong cash position includes a significant principal debt reduction in March following a cash tender offer conducted in the quarter.

“The strength of our balance sheet and our more agile organizational structure give us a competitive advantage by allowing us to be proactive and capture high-value opportunities when they emerge,” says Suttles. “This was apparent with our recent agreement to acquire a position in the prolific Eagle Ford resource play, where we were able to quickly and confidently execute a major transaction which we plan to close and fund with cash on hand. This financial flexibility, along with the strength of our base business, has us well positioned to capitalize on opportunities to enhance our portfolio.”

While first-quarter financial results were bolstered by improved NYMEX natural gas prices that were up 37 percent compared to the fourth quarter of 2013, the company also benefited from higher wellhead realizations relative to local benchmark prices. In addition, volumes from the Deep Panuke platform offshore Nova Scotia received strong seasonal pricing in the U.S. northeast market where the first-quarter average realized price was approximately $19 per thousand cubic feet (Mcf).

It has been an active year to date for Encana as the company embarked upon the bold new strategy that was launched in November of 2013. Since the beginning of 2014, the company has:

•	completed the sale of certain natural gas properties in Wyoming’s Jonah field to an affiliate of TPG Capital for a purchase price of approximately $1.8 billion, before closing adjustments

•	entered into an agreement to sell certain East Texas natural gas properties for approximately $530 million; this transaction is expected to close in the second quarter

•	divested a majority of the U.S.-based assets of Encana Natural Gas Inc.

•	sold its entire interest in the Elmworth, Alberta liquefied natural gas production facility to Ferus Natural Gas Fuels, Inc.

•	filed the amended and restated preliminary prospectus for the initial public offering of PrairieSky Royalty Ltd.

•	completed a consent tender for the company’s $1.0 billion 5.80 percent notes with a maturity date of May 1, 2014 and redeemed the portion not previously tendered to the company

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•	announced the $3.1-billion purchase of approximately 45,500 net acres in the heart of the oil-rich Eagle Ford resource play, which will replace the natural gas-weighted production from the Jonah and East Texas assets with higher-margin oil and natural gas liquids production; this transaction is expected to close in the second quarter

Encana’s updated 2014 guidance can be downloaded from http://www.encana.com/investors/financial/corporate-guidance.html.

Operational highlights

•	DJ Basin: A sixth rig was added in the play during the first quarter of 2014. Operating efficiencies have seen drilling costs down across the play by 5 percent to 15 percent, in particular long laterals which are averaging $340,000 per 1,000 feet versus $410,000 per 1,000 feet. Well performance continues to be more than 20 percent above expectations with current 30-day initial oil production rates in the range of 330 barrels per day (bbls/d).

•	Montney: Implemented a new well design in the Cutbank Ridge area with a more intense stimulation which has increased initial production rates by 75 percent. In the Pipestone area of the play, operating efficiencies have seen drilling costs trending downward by approximately 15 percent. Also in the Pipestone, liquid yields from the 12 most recent wells are approximately 20 percent higher than initially forecast. Encana currently runs eight rigs in the Montney.

•	San Juan: Well costs are trending downward in the play to less than $5 million on the last four wells drilled with spud to rig release cycle times of 11.5 days compared to 14 days in 2013. The company currently has one rig running in the play and plans to have four running by the end of the third quarter.

•	Duvernay: Two eight-well pads were spud during the quarter. The Duvernay team has stockpiled equipment and supplies to enable the running of five rigs and continued facility construction through spring breakup. Midstream solutions for the play were advanced during the first quarter with a five-year commitment from Encana and joint venture partner Phoenix Duvernay for transportation on the Alliance Pipeline and a five-year rich gas sale of up to 195 million cubic feet per day (MMcf/d) to Aux Sable. Six wells have been completed with different versions of Encana’s high-intensity stimulation with five of the six on or above type curve (100 percent to 130 percent of type curve with a range of 14 to 350 days of history). Liquid yields continue to be very strong with three of the wells over 300 barrels per million cubic feet (bbl/MMcf).

•	Tuscaloosa Marine Shale: Encana successfully restarted its drilling program with the last three wells (one Encana-operated and two outside-operated) brought on production meeting or exceeding type curve expectations. The company also entered into an agreement with a third party in the first quarter to help accelerate evaluation of the play. Encana operates two rigs in the play.

Encana Added to its Risk Management Program in the Quarter

At March 31, 2014, Encana has hedged approximately 2,138 MMcf/d of expected April to December 2014 natural gas production at an average NYMEX price of $4.18 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average NYMEX price of $4.37 per Mcf. In addition, Encana has hedged approximately 15.0 Mbbls/d of expected April to December 2014 oil production using WTI fixed price contracts at an average price of $95.82 per bbl.

Dividend Declared

On May 12, 2014, the Board of Directors declared a dividend of $0.07 per share payable on June 30, 2014 to common shareholders of record as of June 13, 2014.

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First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2014	Q1 2013
Cash flow[1]	1,094	579
Per share diluted	1.48	0.79
Operating earnings[1]	515	179
Per share diluted	0.70	0.24

Earnings Reconciliation Summary

Net earnings (loss)	116	(431)
After tax (addition) deduction:
Unrealized hedging gain (loss)	(203)	(266)
Non-operating foreign exchange gain (loss)	(194)	(101)
Income tax adjustments	8	(243)
Restructuring charges	(10)	—
Operating earnings[1]	515	179
Per share diluted	0.70	0.24

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended March 31) (after royalties)	Q1 2014	Q1 2013	% Δ
Natural gas (MMcf/d)	2,809	2,877	-2%
Liquids (Mbbls/d)	67.9	43.5	56%

First Quarter Natural Gas and Liquids Prices

	Q1 2014	Q1 2013
Natural gas
NYMEX ($/MMBtu)	4.94	3.34
Encana realized gas price[1] ($/Mcf)	5.82	3.86
Oil and NGLs ($/bbl)
WTI	98.68	94.36
Encana realized liquids price[1]	69.19	69.45

[1]	Realized prices include the impact of financial hedging.

A conference call and webcast, including slides, to discuss the first quarter results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on May 13 until midnight May 20, 2014 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 12107119.

Encana’s Annual Meeting of Shareholders is being held today (Tuesday, May 13) in the Palomino Room at the BMO Centre, Stampede Park, 20 Roundup Way S.E., Calgary, Alberta, beginning at 10 a.m. MT (12 p.m. ET). Live audio webcasts of the conference call and the Annual Meeting of Shareholders, as well as presentation slides from the Annual Meeting, will also be available on Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

Follow Encana on Twitter @encana for updates during the company’s 2014 first-quarter conference call.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to continue to focus investment on a limited number of oil and liquids-rich plays; the expected success of the company’s new strategy; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the company’s expectation to be well-positioned to capitalize on high-value opportunities to enhance its portfolio; the expected closing dates of the East Texas and Eagle Ford transactions and the expectation that any closing conditions will be satisfied and regulatory approvals will be obtained; the expectation to fund the Eagle Ford transaction with cash and anticipated sources of funds; the company’s commitment to joint venture partners and third parties and the expectation to fulfil those commitments (including in the Duvernay); anticipated drilling and number of rigs and the success thereof and anticipated production from wells; anticipated well costs; anticipated cash flow; anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets

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or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.45 Bcf/d and 2.65 Bcf/d of natural gas and 68,000 bbls/d to 73,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski
Senior Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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